Exhibit 99.2

Execution Version

April 9, 2008

Borders Group, Inc.

100 Phoenix Drive

Ann Arbor, MI 48108

Attention: Mr. George L. Jones,

 President and Chief Executive Officer

PURCHASE OFFER

Ladies and Gentlemen:

The purpose of this purchase offer letter (“Purchase Offer”) by Pershing Square Capital Management, L.P., on behalf of one or more of its managed funds or affiliates of such managed funds (“Buyer”) to Borders Group, Inc., (“Seller”) is to offer to purchase Seller’s businesses in Australia, New Zealand and Singapore, which consists of Borders Australia Pty. Ltd and Borders New Zealand Limited and their subsidiaries (the “Oceania Business”), Borders Pte., Ltd (Singapore) and its subsidiaries (the “Singapore Business”) and Seller’s United Kingdom business, which consists of Paperchase Products Ltd and its subsidiaries and Seller’s 17% interest in Bookshop Acquisition Ltd (the “UK Business” and together with the Oceania Business and the Singapore Business, the “Subject Businesses”) subject to the terms and conditions set forth herein.

1. Subject to the terms and conditions contained herein, Buyer hereby offers to enter into and consummate a stock purchase agreement (the “Stock Purchase Agreement”) with Seller and each other subsidiary of Seller that is a party thereto (together, the “Seller Parties”) in the form attached hereto as Exhibit A with respect to the sale of the Subject Businesses. Seller may accept this offer by executing and delivering irrevocable written notice of such acceptance to Buyer, duly executed by an authorized representative of Seller and obligating it to perform the transactions set forth herein, on no fewer than 10 Business Days’ prior to any Business Day specified on such notice (the “Closing Date”) on or before January 15, 2009 (the “Drop Dead Date”), together with Seller’s irrevocable election as to whether Seller is selling: (a) all of the Subject Businesses, in which case the Base Purchase Price in the Stock Purchase Agreement shall be US$135,000,000, (b) only the UK Business and the Singapore Business, in which case the Base Purchase Price in the Stock Purchase Agreement shall be US$67,500,000 or (c) only the UK Business, in which case the Base Purchase Price in the Stock Purchase Agreement shall be US$65,000,000. Seller shall endeavor to provide Buyer with advance notice if Seller determines that it is reasonably likely to accept this Purchase

Offer; provided, that no failure to provide such notice shall limit or otherwise affect Seller’s rights hereunder. Subject to the terms and conditions contained herein, upon the Seller’s acceptance of Buyer’s offer in accordance with this paragraph, this Purchase Offer shall be a binding contract to purchase and sell the applicable Subject Businesses pursuant to the Stock Purchase Agreement, which shall be executed and delivered by the Buyer and each Seller Party and Acquired Company on the Closing Date.

2. The obligation of Buyer to execute and deliver the Stock Purchase Agreement and purchase the Acquired Businesses is subject to the satisfaction or written waiver by Buyer of the following conditions precedent. Each of the following conditions precedent is a material term of Buyer’s obligations that may be waived by Buyer only by a written instrument explicitly referencing the requirements of this paragraph 2, and Buyer may decide not to waive any of the following conditions precedent in its sole discretion:

(i) Seller’s acceptance of Buyer’s offer and the execution and delivery of the Stock Purchase Agreement by each Seller Party and Acquired Company in accordance with paragraph 1;

(ii) The representations and warranties of Seller Parties contained in Sections 2.1, 2.2, 2.4, 3.1(a), 3.1(c), 3.2(a), 3.2(b), 3.6 and 3.21 of the Stock Purchase Agreement shall be true and correct as of the date hereof and as of the Closing Date (except where such representations speak as of another date);

(iii) All of the representations and warranties of the Seller Parties contained in the Stock Purchase Agreement (other than those set forth above in paragraph 2.1(ii)), which representations and warranties shall be deemed for purposes of this paragraph not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct as of the date hereof and as of Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, in the aggregate, have not had or resulted in and would not be reasonably likely to have or result in a Material Adverse Effect;

(iv) The Seller Parties shall have duly performed and complied in all material respects with all covenants and agreements contained in this Purchase Offer or the Stock Purchase Agreement that are required to be performed or complied with by them at or before the Closing;

(v) The Seller Parties shall have delivered to Buyer a certificate, dated the Closing Date and signed by a senior executive officer, as to the fulfillment of the conditions set forth herein;

(vi) Seller shall have used reasonable commercial efforts to find third-party buyers for the Subject Companies for a purchase price in excess of the purchase price pursuant to this Purchase Offer, including (a) promptly hiring a financial advisor, (b) establishing a data room and broadly soliciting potential purchasers, and (c) keeping the Buyer reasonably informed regarding the sales process.

(vii) A majority of the independent directors of Seller’s board of directors, after receiving advice from financial and legal advisers, shall have concluded that the sale of the Subject Companies to Buyer in accordance with the Stock Purchase Agreement is fair to and in the best interests of Seller and its stockholders not affiliated with Buyer.

(viii) Seller shall not have materially breached its obligations under the Warrant and Registration Rights Agreement, dated April 9, 2008, among Computershare Inc. and Computershare Trust Company, N.A. and Seller (the “Warrant and Registration Rights Agreement”) or the Side Letter dated the date hereof, between Buyer and Seller which breach is continuing on the Closing Date or was not cured within 10 business days after written notice by the Buyer (a “Notice”); provided that Buyer shall endeavor to provide a Notice of any such breach as soon as practicable; provided, that no failure to provide such Notice shall limit or otherwise affect Buyer’s rights hereunder.

(ix) No Governmental Order shall have been entered and remain in effect, and no Law shall have been enacted, entered, enforced or promulgated by any Governmental Entity and be in effect, which in either case would materially restrain, enjoin or otherwise prevent the performance of the Stock Purchase Agreement or the consummation of any of the transactions contemplated thereby in accordance with the terms of this Purchase Offer and the Stock Purchase Agreement.

(x) To the extent the Term Loan remains outstanding, Seller shall have made arrangements reasonably acceptable to both Buyer and the lenders under the Term Loan for the immediate payment in full at Closing of the outstanding principal amount of the Term Loan and all other amounts due and unpaid under the Term Loan Facility from the proceeds of the payment of the Purchase Price by Buyer.

(xi) Any intercompany indebtedness between the Acquired Companies and the Acquired Company Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Acquired Companies and the Acquired Company Subsidiaries), on the other hand (other than indebtedness for the provision of goods and services) will be repaid or otherwise eliminated prior to the Closing.

3. Buyer and Seller shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Purchase Offer, the Stock Purchase Agreement and applicable Law to obtain as promptly as practicable all Consents and Permits necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the transactions contemplated under this Purchase Offer.

4. Subject to applicable laws relating to the exchange of information and the direction of any foreign or domestic, federal, state, provincial, local, municipal or other governmental, judicial, arbitral, legislative, executive or regulatory department, division, commission, administration, board, bureau, agency, court, tribunal, instrumentality or other body (whether temporary, preliminary or permanent) the Seller covenants as follows:

(a) Seller shall promptly provide to Buyer and its representatives after the date hereof any information and documents reasonably requested by Buyer primarily relating to the Subject Companies and their respective businesses, operations, affairs, properties, books and records, and shall have used reasonable efforts to keep Buyer informed of the progress of the sales process for the Subject Businesses and any material changes in the operation, business and financial conditions of the Subject Businesses,

(b) Seller and each Subject Company shall permit Buyer and its representatives at all times after the date hereof, to have reasonable access at reasonable times to the personnel, properties, books and records of the Subject Companies, provided that any such access may not unreasonably interfere with the conduct of the business of the Subject Companies, and

(c) At all times from and after the date hereof, Buyer shall have the right to have a person designated, at any time Buyer chooses, to attend and/or speak at meetings of the board of directors of each of the Subject Companies (except Bookshop) in an observer capacity (but in such case with no voting or other rights or obligations).

Notwithstanding the provisions of this section in no event will Seller be obligated to provide Buyer with any information or access rights in relation to Bookshop in which Seller does not have the ability to grant to Buyer. Information provided to or learned by Seller pursuant to this paragraph 3 is referred to herein, subject to paragraph 4 below, as “Seller Information”.

5. Subject to applicable laws relating to the exchange of information and the direction of any foreign or domestic, federal, state, provincial, local, municipal or other governmental, judicial, arbitral, legislative, executive or regulatory department, division, commission, administration, board, bureau, agency, court, tribunal, instrumentality or other body, Buyer agrees to maintain the confidentiality of Seller Information. The term “Seller Information” does not include information that (i) was or becomes available to Buyer on a non-confidential basis from a source other than Seller, its Affiliates or its representatives provided such other source is not known by Buyer to be bound by a confidentiality obligation to Seller or (ii) was or becomes generally available to the public (other than as a result of a breach by Buyer or its representatives of this letter agreement). Any disclosure of the Seller Information may be made to which Seller consents in writing.

6. Buyer agrees not to interfere with the sale of the Subject Businesses to third parties until the acceptance of the Purchase Offer by Seller. Buyer further agrees not to contact any potential alternative buyers, with whom Seller or any of Seller’s representatives are then in discussions with (“Active Potential Purchasers”) prior to December 15, 2008 (or until January 15, 2009 if Seller is then party to a definitive agreement for the sale of all Subject Businesses not yet sold).

7. From the date hereof through the Closing Date, except as expressly provided in this Purchase Offer or as otherwise consented to in writing in advance by Buyer, the Subject Businesses (other than with respect to Bookshop Acquisition, Ltd.) shall conduct their businesses in the ordinary course of business consistent with past practice, including in its management of working capital and shall use all commercially reasonable efforts to (a) preserve intact their respective material Assets, current business organizations and material relationships with third parties, (b) preserve, in all material respects, the goodwill and relationships with customers, suppliers, employees and others having significant business dealings with such businesses, (c) comply in all material respects with all Laws applicable to any of the Subject Businesses, (d) maintain in full force and effect, and comply with, all of the material Permits and (e) maintain their respective books and records in accordance with past practice.

(i) From the date hereof through the Closing, except as expressly provided in this Purchase Offer or consented to in writing in advance by Purchaser, the Subject Businesses shall not (other than actions with respect to Bookshop Acquisition, Ltd. taken without the consent of Seller and its Subsidiaries):

(a) amend or modify its Organizational Documents or corporate structure, or the terms of any outstanding Acquired Company Securities (except any amendments to the articles of Paperchase to remove directors discretion on whether to accept a transfer of the Paperchase Shares);

(b) (A) except in connection with a sale of the Subject Businesses, purchase, redeem, issue, sell, transfer, grant, pledge, dispose of or otherwise encumber any Acquired Company Securities or (B) split, combine or reclassify any of its outstanding Acquired Company Securities.

(c) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(d) create, incur or assume any Indebtedness for Borrowed Money or enter into any Capital Lease Obligations other than in the ordinary course of business consistent with past practice and other than intercompany indebtedness;

(e) commence, compromise or settle, or take any material action with respect to, any Legal Proceedings, other than the prosecution, defense and settlement of Legal Proceedings in the ordinary course of business consistent with past practice and other than Legal Proceedings set forth on the Disclosure Letter to the Stock Purchase Agreement;

(f) take any action that, or fail to take any action the failure of which to be taken, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated in the Stock Purchase Agreement; or

(g) take, offer, propose or authorize any of, or commit or agree to take any of, the foregoing.

8. In the event that Seller or any of its Affiliates receive any distribution or dividend with respect to the Bookshop Shares (other than a dividend or distribution of profits made after April 9, 2008) (such dividend or distribution reduced by applicable Taxes, a “Bookshop Distribution”) it will retain such Bookshop Distribution segregated from other assets and shall pay or deliver such Bookshop Distribution to Purchaser at the Closing. Seller and any of its Affiliates shall retain the Bookshop Distribution, if any, in a reasonable manner in order to maintain the value of such Bookshop Distribution until delivered to Purchaser at Closing.

9. The offer and obligations of Buyer hereunder shall terminate on the earlier of (i) the close of business in New York City on the 10th Business Day immediately prior to the Drop Dead Date if Buyer’s offer has not been accepted on or prior to such Business Day in accordance with paragraph 1, (ii) the Drop Dead Date if the conditions precedent in paragraph 2 are not satisfied at such time or (iii) material breach by Seller of any of Seller’s obligations under the Warrant and Registration Rights Agreement, which breach was not cured within 10 business days written notice thereof by Buyer. For the avoidance of doubt, this Purchase Offer is irrevocable and open until terminated.

10. Buyer and Seller agree to use reasonable best efforts to agree on an allocation of the portion of the Purchase Price relating to the Bookshop Shares for use in determining the “Asking Price” as defined in the Bookshop Acquisition Limited Subscription and Shareholder Agreement.

11. In the event that either Buyer or Seller determines that an alternative structure for the purchase of the Subject Businesses would be more advantageous to it from a tax perspective, such party may request modifications to this Purchase Offer Letter and the Stock Purchase Agreement, and the other party agrees to work in good faith to implement such modification if and to the extent it concludes that such modification would put it in the same or better economic position and would not otherwise be adverse to its interests.

12. This Purchase Offer shall not be assignable, and no duty hereunder may be delegated, by any party hereto without the prior written consent of the other parties hereto and any such attempted assignment or delegation shall be void and of no effect; provided, however, that Buyer may without the consent of Seller assign its rights hereunder and under the Stock Purchase Agreement in whole or in part to one or more Persons acquiring the interests in the Subject Businesses so long as Buyer confirms to Seller that it will, notwithstanding such assignment, continue to be bound by its obligation to Seller hereunder to execute and deliver the Stock Purchase Agreement and under the Stock Purchase Agreement to consummate the sale of the Subject Businesses on the Closing Date in accordance with the terms and conditions thereof, and provided that such assignment shall not delay or hinder the consummation of the purchase pursuant to this Purchase Offer.

13. THIS PURCHASE OFFER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

14. To the fullest extent permitted by applicable law, each party hereto hereby irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York in any claim, action, suit or proceeding arising out of or relating to this Purchase Offer or any matters contemplated hereby, (b) agrees that all claims in such proceeding may be decided in such court and (c) waives any objection it may now or hereafter have to the laying of venue in any such court and any claim that any such proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto agrees that a final judgment in any such proceeding will be conclusive and may be enforced in other jurisdictions.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS PURCHASE OFFER, OR ANY MATTERS CONTEMPLATED HEREBY.

15. Capitalized terms not defined herein shall have the meanings as set forth in the form of Stock Purchase Agreement attached as Exhibit A hereto.

16. This Purchase Offer may be executed in any number of counterparts, each of which will be an original, and all of which, taken together, will constitute a single instrument.

[signatures on following page]

Please confirm that the foregoing correctly sets forth you understanding of our purchase offer and the terms and conditions thereof by signing and returning to Buyer a copy of this Purchase Offer.

Very truly yours,
PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman, Managing Member

Acknowledged this

___ day of April, 2008

BORDERS GROUP, INC.
By:	/s/ George L. Jones
Name:	George L. Jones
Title:	President and Chief Executive Officer